April 23, 2012

VIA EDGAR

Division of Corporation Finance
Securities and Exchange Commission
Washington, D.C. 20549
Attention: Justin Dobbie, Patrick Kuhn, Doug Jones and Tonya K. Aldave

Re:	Empire Resources, Inc.
Amendment No. 2 to Registration Statement on Form S-1
Filed April 6, 2012
File No. 333-179245

Ladies and Gentlemen:

On behalf of Empire Resources, Inc. (the “Company”), transmitted herewith for filing is Amendment No. 3 (“Amendment No. 3”), marked to show changes to Amendment No. 2 filed with the Securities and Exchange Commission (the “Commission”) on April 6, 2012 (“Amendment No. 2”) to the Registration Statement on Form S-1 of the Company (File No. 333-179245), filed with the Commission on January 30, 2012 (the “Registration Statement”). Reference is made to the letter dated April 20, 2012 (the “Comment Letter”) from the staff of the Division of Corporation Finance of the Commission (the “Staff”) regarding the Registration Statement. We have reviewed the Comment Letter with the Company and the following is the Company’s response to the Comment Letter. The Company’s response to the Comment Letter is numbered to correspond to the Staff’s comment as numbered in the Comment Letter. For your convenience, the Staff’s comment contained in the Comment Letter has been restated below in its entirety, with the Company’s response set forth immediately under such comment.

Plan of Distribution, page 37

1.
Please disclose that the selling stockholders may be deemed underwriters for this offering. We note, in that regard, the disclosure that was deleted from page 38 of the original filing of the Form S-1 filed on January 30, 2012.

Response:

The Company has made the requested change on page 37 of Amendment No. 3.

Please direct any questions or comments concerning this response to the undersigned at (212) 659-4974.

Very truly yours,

/s/ Rick A. Werner

Rick A. Werner, Esq.

cc:           Sandra Kahn, Empire Resources, Inc.

Haynes and Boone, LLP
Attorneys and Counselors
30 Rockefeller Plaza, 26th Floor
New York, New York 10112
Phone: 212.659.7300
Fax: 212.918.8989